EXHIBIT 99.163

LETTER OF CONSENT

January 15, 2013

To:	United States Securities and Exchange Commission

Dear Sirs/Mesdames:

RE: Registration of Alamos Gold Inc.’s (the “Company”) Common Shares (the “Shares”) with the United States Securities and Exchange Commission (the “SEC”)

I refer to the Registration Statement on Form 40-F (the “Registration Statement”) filed by the Company on January 15, 2013, pursuant to which the Company is registering the Shares with the SEC pursuant to Section 12(b) of the U.S. Exchange Act of 1934, as amended.

I, Russell A. Browne, P.E., have prepared Sections 17.3 and 24.1 of a report entitled “NI 43-101 Technical Report – Kirazlı & Ağı Dağı Gold Project” dated July 31, 2012 (the “Technical Report”).

I hereby consent to the use of my name in the Registration Statement and to the inclusion or incorporation by reference of information derived from Sections 17.3 and 24.1 of the Technical Report.

I also confirm that I have read the Registration Statement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are (i) derived from Sections 17.3 and 24.1 of the Technical Report or (ii) within my knowledge as a result of the service I have performed for the Company in connection with such report.

Dated this 15th day of January, 2013.

Sincerely,

/s/ Russell A. Browne

Russell A. Browne, P.E.